

December 23, 2022

George Lai
Chief Financial Officer
The9 LTD
17 Floor, No. 130 Wu Song Road
Hong Kou District, Shanghai 200080
People's Republic of China

> **Re: The9 LTD**
> **Form 20-F for the Year Ended December 31, 2021**
> **Correspondence Filed October 21, 2022**
> **File No. 1-34238**

Dear George Lai:

We have reviewed your October 21, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 15, 2022 letter.

Correspondence Filed October 21, 2022

Item 3. Key Information, page 3

1. We note your response to comment 6. Please revise the diagram of your corporate structure to remove the arrows from the dotted line representing the contractual arrangements of the VIE and identify the person who owns the equity in the VIE. In addition, please include in Item 3 comparable descriptions of the Exclusive Technical Service Agreement, the Shareholder Voting Proxy Agreement, the Call Option Agreement, the Loan Agreement, and the Equity Pledge Agreements to the descriptions on pages 128-129 where you discuss the contractual arrangements with the VIE to ensure such descriptions are prominently disclosed.

2.   We note your response to comment 7. Here and in your risk factor on page 45, please further revise to explicitly state whether your former auditor, who issued an audit report included in your annual report, is subject to the determinations announced by the PCAOB on December 16, 2021.

Cash and Asset Flows through Our Organization, page 5

3.   We note your response to comment 8. Please further revise your proposed disclosure to provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

Permissions Required from the PRC Authorities for Our Operations, page 5

4.   We note your revised disclosure in response to comment 11 that you, your PRC subsidiaries and the VIE have not been asked to obtain or were denied "such" permissions by any PRC authority. Please further revise to clarify whether any permissions or approvals have been denied by any PRC authority, as the disclosure appears to only speak to the CAC and CSRC authorities.

D. Risk Factors
Risk Related to Our Corporate Structure
If the PRC government deems that the contractual arrangements in relation to the variable interest entity..., page 36

5.   We note your response to comment 5. Similarly, please revise your first risk factor to state that the value of your shares may significantly decline or become worthless. We note your existing disclosure in paragraph four of this risk factor.

Your ability to bring an action against us..., page 64

6.   Please revise this risk factor to address how many of your directors and officers are located in China.

Current PRC laws and regulations impose substantial restrictions on foreign ownership..., page 83

7.   We note your revised disclosure in response to comment 12. Please revise for consistency with the disclosure to be included in Item 3 that you provided in response to comment 11. In this regard, we note that your proposed disclosure on page 83 states that you, your PRC subsidiaries, and the VIE both "may be" and "are not" subject to certain regulations, whereas your proposed disclosure in response to comment 11 states that such entities "are not" subject to those regulations. In addition, your proposed disclosure on page 83 suggests that your PRC counsel only advised you with respect to CAC matters, whereas your proposed disclosure in response to comment 11 suggests that your PRC counsel advised you with respect to both CAC and CSRC matters.

Item 5. Operating and Financial Review and Prospects, page 98

8.   We note your revised disclosure in response to comment 8 with respect to cash flows within your organization. Please include comparable disclosure in an appropriate place in Item 5 of your annual report.

General

9.   We note your revised disclosure in response to comment 2 with respect to the Introduction section. Please further revise, throughout your filing, to refrain from using terms such as "we" or "our" when describing activities or functions of the VIE, including on pages 5, 6, and 47.

10.   We note your response to prior comment 3 and reissue with regard to disclosure on pages 38, 40, 49, 51, 98, 128, and 129 which continues to refer to how you "control" certain business activities through a series of contractual arrangements with your VIE, Shanghai IT. Similarly, please revise this disclosure to refrain from implying that the contractual arrangements are equivalent to equity ownership in the business of the VIE and provide a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP. Additionally, please clarify that you are the primary beneficiary of the VIE for accounting purposes, as applicable.

Please contact Kate Beukenkamp at 202-551-3861 or Taylor Beech at 202-551-4515 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services